POPSHOTS LLC

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of January 9, 2013

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CERTAIN OF THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SET FORTH IN THIS AGREEMENT.

POPSHOTS LLC

LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") by and among the Company and all of the Members to be effective for all purposes as of January 9, 2013.

RECITALS:

WHEREAS, the Company has been formed as a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. §§18-101 *et seq.*, as amended from time to time (the "Delaware Act"), by filing a Certificate of Formation with the office of the Secretary of State of Delaware on December 20, 2012;

WHEREAS, this Agreement will govern the rights and obligations of the Members and the Directors with respect to the Company.

NOW, THEREFORE, for and in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Certain Defined Terms. Capitalized terms used herein shall have the following meanings:

"Additional Member" means any Person admitted to the Company as a Member pursuant to Section 3.2(b).

"Adjusted Capital Account Deficit" means, with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person's Capital Account balance shall be (a) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6), and (b) increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-l(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(l) and 1.704-2(i) (relating to Minimum Gain and partner nonrecourse debt minimum gain).

"Affiliate" of any particular Person means (a) any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise, and (b) if such Person is a partnership, limited liability company or trust or any partner, member or beneficiary thereof (as applicable).

"Agreement" has the meaning set forth in the preamble hereto.

"Bauer" means The Bauer Family Trust, Bauer Advisors LLC and Bauer77 LLC.

"Bauer Group" means the Member or Members holding a majority of the Class A Units originally issued to Bauer.

"Bauer Preference Amount" means $600,000.

"Board of Directors" has the meaning set forth in Section 6.l(a).

"Book Value" means, with respect to any Company property, the book value of such property as defined in and determined in accordance with Treasury Regulation Section 1.704-3(a)(3)(i).

"Budget" means the operating budget of the Company for a Fiscal Year that is prepared and approved in accordance with Section 6.10.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required to close.

"Capital Account" has the meaning set forth in Section 3.4.

"Capital Contributions" means any cash, cash equivalents or the Fair Market Value of other property that a Member contributes to the Company with respect to any Unit or other Equity Securities issued pursuant to Section 3.1.

"Certificate" means the Company's Certificate of Formation as filed with the Secretary of State of Delaware on December 20, 2012, as amended or restated.

"Class A Member" means a Member who holds a Class A Unit

"Class A Unit" has the meaning set forth in Section 3.1(a).

"Class B Member" means a Member who holds a Class B Unit.

"Class B Unit" has the meaning set forth in Section 3.l(a).

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Co-Manager" has the meaning set forth in Section 6.1(d).

"Company" means Popshots LLC, a Delaware limited liability company, together with its successors.

"Covered Person" means any Member, any Affiliate of a Member, and any officer, director, shareholder, partner, member, employee or agent of a Member or any Affiliate thereof, and any director, officer, employee or expressly authorized agent of the Company or its Affiliates.

"Cumulative Tax" for a Member with respect to a Taxable Year means the Cumulative Tax for the Member with respect to the preceding Taxable Year plus the federal, state and local income tax that would be paid by a hypothetical individual member of the Company, who is a citizen of the United States, residing and domiciled in New York, New York, with the same Interest as the Member, on the excess, if any, of the taxable income allocated to such Member for such Taxable Year over the taxable loss previously allocated to such Member that has not previously been taken into account to reduce the Cumulative Tax, in each case taking into account any remedial allocations under Section 4.4(b) or (c) all as determined by the Board of Directors, computed by assuming that all taxable income is allocable solely to New York City, that the individual pays income tax on such amount at the maximum marginal income tax rate in effect for such Taxable Year based on the type of income (without regard to phase outs, floors, other limitations on deduction, alternative taxes and the like and without regard to any other tax attribute of the Member), but that such state and local income tax is currently deductible for federal

income tax purposes, and by taking into account such other assumptions as may be determined by the Board of Directors, which apply to all Members. Cumulative Tax with respect to any period preceding the date hereof is deemed to be zero.

"Delaware Act" has the meaning set forth in the Recitals.

"Director" has the meaning set forth in Section 6.1(a).

"Distribution" means each distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by Tax Distribution, operating distribution, liquidating distribution, redemption, repurchase or otherwise; provided, that neither of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any securities of the Company in connection with the termination of employment of an employee of the Company or any of its Subsidiaries and (b) any recapitalization or exchange of securities of the Company, and any subdivision (by unit split or otherwise) or any combination (by reverse unit split or otherwise) of any outstanding Units.

"Equity Incentive Plan" means the 2013 Equity Incentive Plan to be in a form as approved by the Board of Directors incorporating the terms set forth on Exhibit A hereto.

"Equity Securities" means (i) Units or other interests in the Company (including other classes or series thereof having such powers, designations, preferences and rights as may be determined by the Board of Directors), (ii) obligations, evidence of indebtedness or other securities or interests convertible or exchangeable into Units or other interests in the Company and (iii) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the Company.

"Exit Right Offeror" has the meaning set forth in Section 10.1.

"Fair Market Value" means, with respect to any asset or securities, the value, as determined in good faith by the Board of Directors in its reasonable discretion.

"Family Group" means an individual's spouse, siblings and lineal descendants (whether natural or adopted), and any trust, limited partnership or limited liability company established solely for the benefit of such individual and/or such individual's spouse, siblings or lineal descendants.

"First Option" has the meaning set forth in Section 10.l(b).

"First Option Period" has the meaning set forth in Section 101(b).

"Fiscal Year" means the calendar year ending December 31, or the Board of Directors may establish such other annual accounting period as.

"Glickman" means Michael Glickman.

"Glickman Group" means the Member or Members holding a majority of the Class A Units originally issued to Glickman.

"Governmental Entity" means the United States of America or any other nation, any state

or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

"Independent Director" has the meaning set forth in Section 6.1(b).

"Interest" means a Member's overall interest as a Member of the Company, including the Member's interest in Profit, Loss, special allocations or other Distributions, rights to vote or participate in the management of the Company and rights to information concerning the business and affairs of the Company.

"Interest Rate" means a rate of interest equal to five (5) percentage points above the prime rate of interest as reported in the "Money Rates Section" of The Wall Street Journal (New York edition) from time to time, but not more than the maximum rate permitted by applicable law.

"Liquidation Event" means the consummation of a Sale of the Company or the liquidation, dissolution or winding up of the Company.

"Liquidation Value" means for any Unit and as of any date of determination, the amount, as determined by the Board of Directors in good faith, that the holder of such Unit would receive in respect of such Unit if the Company were to liquidate its assets for their then Fair Market Value and, after payment of all creditors and reasonable reserves for contingent liabilities and obligations, distribute the remaining proceeds to the holders of Units in accordance with the Distribution priorities specified in Section 4.1.

"Losses" means items of Company loss and deduction.

"Member" means initially each Person listed on the Schedule of Members attached hereto, and any Person admitted to the Company hereafter as a Substituted Member or Additional Member; but in each case, only for so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"Members' Unit Register" has the meaning set forth in Section 5.4(a)(iii).

"Minimum Gain" means the partnership minimum gain determined pursuant to Treasury Regulation Section 1.704-2(d).

"Net Losses" means the excess of Losses over Profits. "Net Profits" means the excess of

Profits over Losses.

"Net Unit Liquidation Value" with respect to a Class B Unit means the Liquidation Value that would be received by the holder of one Class A Unit immediately before such Class B Unit is issued.

"Non-Offering Class A Members" has the meaning set forth in Section 10.1(a).

"Offered Class A Units" has the meaning set forth in Section 10.1(a).

"Officers" has the meaning set forth in Section 6.4(b).

"Permitted Transferee" has the meaning set forth in Section 8.1(b).

"Person" means an individual, a partnership (including a limited partnership), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a Governmental Entity.

"Profit" and "Loss" means, with respect to a Taxable Year, the taxable income and taxable loss, as the case may be, of the Company with respect to such Taxable Year, as determined by the Board of Directors in accordance with federal income tax principles, including items required to be separately stated, taking into account income that is exempt from federal income taxation, items that are neither deductible nor chargeable to a capital account and rules governing depreciation and amortization, except that in computing taxable income or taxable loss, the Book Value of an asset will be substituted for its adjusted tax basis if the two differ, and any gain, income, deductions or losses specially allocated under Section 4.3 or 4.4 shall be excluded from the computation. Any adjustment pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and (g) shall be treated as Profit or Loss from the sale of property. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or (4) as a result of a distribution to a Member in complete liquidation of his Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment reduces such basis) and such gain or loss shall be specially allocated to the Members in accordance with their respective number of Units if Treasury Regulation Section 1.704-l(b)(2)(iv)(m)(2) applies, and to the Member to whom such distribution was made in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

"Purchase Agreement" has the meaning set forth in the Recitals.

"Regulatory Allocations" has the meaning set forth in Section 4.3(f).

"Sale of the Company" means each of (i) a merger or consolidation of the Company with or into another Person (except one in which the holders of the then outstanding Class A Units immediately prior to such merger or consolidation continue to hold directly or indirectly a majority of the Equity Securities of the surviving entity), (ii) the sale, lease, transfer or other disposition in one or more of a series of related transactions of all or substantially all of the Company's assets, (iii) the underwritten initial public offering of the Company's Equity Securities and (iv) the sale in one or more of a series of related transactions of 50% or more of the Class A Units, except with respect to actions undertaken as set forth in Article X.

"Secretary" has the meaning set forth in Section 6.4(b)(iii).

"Second Option" has the meaning set forth in Section 10(d).

"Section 754 Election" has the meaning set forth in Section 7.5.

"Seller Notice" has the meaning set forth in Section 10.1(a).

"Subsidiary" means, with respect to any Person of which (a) if a corporation, a majority of the total combined voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other

Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person, one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity income or loss or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a "Subsidiary" of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term "Subsidiary" refers to a Subsidiary of the Company.

"Substituted Member" means a Person that is admitted as a Member to the Company pursuant to Section 8.3(a).

"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

"Tax Distribution" has the meaning set forth in Section 4.1(a).

"Tax Matters Partner" has the meaning set forth in Section 6231 of the Code.

"Taxable Year" means the Company's accounting period for federal income tax purposes determined pursuant to Section 7.2.

"Transfer" means any sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law) or the acts thereof. The terms "Transferee," "Transferor," "Transferred," and other forms of the word "Transfer" shall have the correlative meanings.

"Treasury Regulations" means the income tax regulations promulgated from time to time under the Code.

"Unit" has the meaning set forth in Section 3.1(a).

ARTICLE II
ORGANIZATIONAL
MATTERS

2.1 Formation of the Company. The Company was formed on December 20,

2012, by filing the Certificate pursuant to the provisions of the Delaware Act.

2.2 <u>Limited Liability Company Agreement</u>. The Company is a limited liability company existing and operating under the Delaware Act, and the terms and subject to the conditions set forth in this Agreement, as amended from time to time. The Members hereby agree that during the term of the Company set forth in <u>Section 2.6</u> the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the applicable non-waivable provisions of the Delaware Act.

2.3 <u>Name</u>. The Company has been formed under the name "Popshots LLC." The Board of Directors in its sole discretion may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all Members. The Company's business may be conducted under its name or any other name or names deemed advisable by the Board of Directors.

2.4 <u>Purpose</u>. The purpose and business of the Company shall be to carry on any lawful business, purpose or activity permitted to be carried on by a limited liability company under the Delaware Act, to exercise all rights and powers granted to the Company under this Agreement and any other agreements contemplated hereby, as the same may be amended from time to time and to engage in any other lawful acts or activities incidental or ancillary thereto as the Board of Directors deems necessary or advisable for which a limited liability company may be organized under the Delaware Act.

2.5 <u>Principal Office; Registered Office</u>. The principal office of the Company shall be located at c/o The Forefront Law Group, 100 Broadway Floor 14, New York, New York 10005, or at any such other place as the Board of Directors may from time to time designate. Notification of any such change shall be given to all Members. All business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Board of Directors deems advisable. The address of the registered office of the Company in the State of Delaware shall be 1201 Orange Street, Suite 600, One Commerce Center, Wilmington, Delaware 19901 and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be InCorp Services, Inc., or such other agent or address as the Board of Directors may determine from time to time.

2.6 <u>Term</u>. The term of the Company commenced upon the filing of the Certificate in accordance with the Delaware Act and shall continue in existence until termination and liquidation thereof in accordance with the provisions of <u>Article IX.</u>

ARTICLE III
ADMISSION OF MEMBERS; CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

3.1 <u>Capitalization</u>.

(a) <u>Units; Initial Capitalization.</u> Each Member's Interest, including such Member's interest, if any, in the capital, income, gains, losses, deductions and expenses of the Company shall be represented by units of limited liability company interests (each, a "<u>Unit</u>"). The authorized capital of the Company shall consist of 1,000,000 Units, of which (i) 900,000 Units shall be designated Class A Units (the "Class A Units") and (ii) 100,000 Units shall be designated Class B Units (the "Class B Units"). The ownership by a Member of Class A Units and Class B Units shall entitle such Member to allocations of Profits, Losses, special allocations and other items and Distributions of cash and other property as set forth in Article IV and Article IX hereof. Units shall be issued in non-certificated form. Any Units that are forfeited by a Member pursuant to the terms of this Agreement or any other agreement between the Company and such Member shall be deemed reacquired by the Company.

(b) <u>Profit Interest Units.</u> The Company shall reserve all of the Class B Units for issuance to service providers and employees of the Company and its Subsidiaries. Class B Units may be vested or unvested at issuance and shall be awarded as profit interest units from time to time to service providers and employees of the Company and its Subsidiaries, in each case by a Co-Manager or the Board of Directors in accordance with the Equity Incentive Plan. For the avoidance of doubt and notwithstanding anything to the contrary herein, in no event shall the Company issue Class B Units if the holder of such Units would receive any amount with respect to such Class B Units upon a hypothetical liquidation of the Company immediately after the issuance of such Class B Units.

(c) <u>Profit Interest Unit Tax Matters.</u>

(i) The Company and each service provider and employee who receives Class B Units hereby acknowledge and agree that the Class B Units, and the rights and privileges associated with such Class B Units, collectively are intended to constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, and that all Class B Units received by a Member are received in exchange for the provision of services by such service provider or employee to or for the benefit of the Company in a Member capacity or in anticipation of becoming a Member. The Company and each Member, including a Member who receives Class B Units, hereby agree to consistently account for such Class B Units in accordance with this Section 3.1(c)(i).

(ii) Neither the Company nor any Member is hereby providing any covenant or guarantee that the characterization of the Class B Units as a "profits interest" as described in this Section 3.1(c) shall be accepted by any Government Entity or a court of law.

(iii) A Person who receives Class B Units in connection with the performance of services to or for the benefit of the Company, that is not substantially vested (within the meaning of Treasury Regulations § 1.83-3(b)), shall timely file an election under Section 83(b) of the Code with respect to the substantially nonvested portion of such Class B Units.

(iv) In connection with the grant of Class B Units to a Person in connection with the performance of services to or for the benefit of the Company, except as otherwise required by applicable law, (a) the Person shall be treated as receiving the Class B Units on the date of grant; (b) the Person shall take into account the distributive share of Company income, gain, loss, deduction and credit associated with such Class B Units for the entire period during which the Person has such Class B Units (without regard to any vesting schedule that may apply to such Class B Units); and (c) upon the grant of Class B Units or at the time the Class B Units become substantially vested, neither the Company nor any Member may deduct any amount (as wages, compensation or otherwise) for the fair market value of such Class B Units.

(v) If Treasury Regulations or other rules similar to Proposed Treasury Regulations § 1.83-3(l)(l)(ii) or the safe harbor set forth in the Rev. Proc. contained in Notice 2005-43, 2005-1 C.B. 1221, are promulgated, with respect to each grant of a profits interest for services, the Company is authorized and directed to elect the safe harbor and each Member and Co-Manager agrees to comply with all requirements thereof.

(vi) If Treasury Regulations or other rules similar to Proposed Treasury Regulation Section 1.704-1(b)(4)(xii) are promulgated, with respect to each substantially non-vested profits interest of a Member that is forfeited, forfeiture allocations shall be made to the Member in the amount set forth in such regulations.

(vii) The Board of Directors may amend this Agreement to the extent the Board of Directors determines is reasonable necessary to comply with the aforementioned regulations as they may be finalized or amended, including provisions relating to the use of liquidation values to value a profits interest and provisions relating to forfeiture allocations.

3.2 Admission of Initial Members; Additional Members.

(a) Schedule of Members. The name, address and facsimile number of each Member, the number of Units of each class owned by such Member at any time, and the amount of Capital Contributions in cash (or, to the extent reflected on the attached Schedule of Members, other consideration) made with respect to such Units, shall be set forth next to such Member's name on the Schedule of Members, as amended from time to time in accordance with this Agreement.

(b) Additional Members. Subject to the approval of the Board of Directors, in its sole discretion, a Person may be admitted to the Company as a Member of the Company (an "Additional Member") upon furnishing to the Board of Directors (i) a joinder agreement, in form satisfactory to the Board of Directors, pursuant to which such Person agrees to be bound by all the terms and conditions of this Agreement, and (ii) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Member (including entering into an investor representation agreement or such other documents as the Board of Directors may deem appropriate in its sole discretion). Except in the case of admitting a Member pursuant to Section 10.1, such admission shall become effective on the date on which the Board of Directors determines in its sole discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company. Upon the admission of an Additional Member, the Schedule of Members attached hereto shall be amended to reflect the name, address and Units and other interests in the Company of such Additional Member.

3.3 Capital Contributions. Each Member has made the Capital Contribution set forth opposite such Member's name on the Schedule of Members, the receipt of which is hereby acknowledged. No Member (and no Transferee or Assignee of, or Substitute Member for, a Member) shall be required to make any additional contribution to the capital of the Company. The obligations of an Additional Member to make Capital Contributions to the Company shall be established by the Board of Directors at the time of the admission of such Additional Member.

3.4 Capital Accounts. The Company shall maintain a separate capital account for each Member in accordance with Treasury Regulation Section 1.704-l(b)(2)(iv) (each, a "Capital Account"). For this purpose, the Company may (in the sole discretion of the Board of Directors),

upon the occurrence an event specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulation Section 1.704- l(b)(2)(iv)(g) to reflect a revaluation of Company property.

3.5 <u>Negative Capital Accounts</u>. No Member shall be required to pay to any other Member or the Company any deficit or negative balance that may exist from time to time in such Member's Capital Account (including upon and after liquidation of the Company).

3.6 <u>No Withdrawal.</u> No Member shall be entitled to withdraw any part of such Member's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

3.7 <u>Loans From Members</u>. Subject to the approval by the Board of Directors, a Member may make loans to the Company upon terms and conditions mutually agreed to by the Member and the Company pursuant to this <u>Section 3.7</u>. Subject to this <u>Section 3.7</u>, loans by a Member to the Company shall not be considered Capital Contributions. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made; provided, that such terms and conditions are no more favorable to such lending Member than those which would be agreed to in an orderly transaction with a willing, unaffiliated lender in an arm's length transaction; provided further, that at the request of the Company, Victor Bauer, Jason Bauer or Harley Bauer may make loans to the Company from time to time without the approval of the Board of Directors, and at the discretion of such individual, and any such loan shall be deemed to be a "priority member loan" which shall be repaid (including in connection with any event described in <u>Section 6.8</u>) first and in preference to any other indebtedness of the Company to the maximum extent permitted by law.

ARTICLE IV
DISTRIBUTIONS AND ALLOCATIONS

4.1 <u>Distributions</u>.

(a) <u>Tax Distributions</u>. As soon as practicable following the end of such Taxable Year, the Company shall, to the extent of available cash (as determined by the Board of Directors, in its sole discretion), distribute cash to the Members in an amount equal to the excess, if any, of the Cumulative Tax with respect to such Taxable Year over the aggregate amounts previously distributed pursuant to this <u>Section 4.1(a)</u> (a "<u>Tax Distribution</u>"). Each Tax Distribution shall be distributed to the Members in proportion to such excess for each Member. The Company may designate distributions made during the Taxable Year as advance Tax Distributions with respect to such Taxable Year. Such advance distributions are intended to assist the Members in paying their estimated taxes. To the extent the aggregate amount of such advance distributions with respect to a Taxable Year exceeds the amount of the Tax Distribution required to be made pursuant to this <u>Section 4.1(a)</u> with respect to such Taxable Year, such excess shall, in the discretion of the Board of Directors, be treated as a Distribution to the recipient Member pursuant to <u>Section 4.1(b)</u> or as a loan from the Company to the recipient Member. If such loan is not repaid within thirty (30) days after notice from a Director, the loan will bear interest at the Interest Rate from the date of such notice to the date of repayment. In addition to all other remedies the Company may have, the Company may withhold distributions that would otherwise be payable to such Member and apply such amounts toward repayment of the loan and interest. If any Tax Distributions are made, then subsequent Distributions shall be made to the Members in such a way that, to the extent possible, cumulative Distributions to the Members over the term of the Company shall equal the cumulative Distributions the Members would have received under <u>Section 4.1(b)</u> and <u>Section 9.2(a)(ii)</u> in the absence of this <u>Section 4.1(a)</u>.

(b) <u>Distribution Priority</u>. The Company shall make additional Distributions at such times as the Board of Directors may in its discretion determine, after payment or provision for payment of related expenses and establishment of reserves for contingent liabilities. All such Distributions shall be made to the holders of the outstanding Class A Units and Class B Units, ratably among such holders based on the aggregate number of Class A Units and Class B Units held by each such holder immediately prior to such Distribution. Notwithstanding the foregoing, a Sale of the Company shall be deemed a liquidation, and amounts received from a Sale of the Company shall be distributed pursuant to <u>Section 9.2(a)(ii)</u> and not this <u>Section 4.1(b)</u>.

(c) <u>Distributions In-Kind</u>. To the extent that the Company distributes property in-kind to the Members, the Company shall be treated as making a Distribution equal to the Fair Market Value of such property for purposes of <u>Section 4.1</u>, and such property shall be treated as if it were sold for an amount equal to its Fair Market Value. Any resulting gain or loss shall be allocated to the Members' Capital Accounts in accordance with <u>Sections 4.2</u> and <u>4.3</u>.

4.2 <u>Allocations</u>. Except as otherwise provided in <u>Section 4.3</u>, Profits and Losses for any Fiscal Year shall be allocated among the Members in such a manner that, as of the end of such Fiscal Year, the sum of (a) the Capital Account of each Member, (b) such Member's share of Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(g)) and (c) such Member's partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(3)) shall be equal to the respective net amounts, positive or negative, that would be distributed to them or for which they would be liable to the Company under the Delaware Act, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Book Value and (ii) distribute the proceeds of liquidation in accordance with <u>Article IX</u>. Notwithstanding anything herein to the contrary, no allocations shall be made in respect of the Class B Units except upon a Liquidation Event. For purposes of determining allocations, the deemed sale and deemed liquidation (without an actual Liquidation Event) shall not be treated as a Liquidation Event.

4.3 <u>Special Allocations</u>. Notwithstanding anything in <u>Section 4.2</u> to the contrary:

(a) Losses attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(3)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4). The second sentence of this <u>Section 4.3(a)</u> is intended to be a "partner nonrecourse debt minimum gain chargeback" provision that complies with the requirements of Treasury Regulation Section 1.704-2{i)(4), and shall be interpreted in a manner consistent therewith.

(b) Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) shall be allocated to the Class A Members in proportion to their respective number of Units. Except as otherwise provided in <u>Section 4.3(a)</u>, if there is a net decrease in the Minimum Gain during any Taxable Year, each Member shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). The second sentence of this Section is intended to be a "minimum gain chargeback" provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 4.3(a) and (b) but before the application of any other provision of this Article IV, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.3(c) is intended to be a "qualified income offset" provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) Intentionally omitted.

(e) Net Losses allocated pursuant to Sections 4.3(b) and (c) shall not exceed the maximum amount of Net Losses that can be allocated without causing or increasing an Adjusted Capital Account Deficit with respect to a Member. In the event that a Member would have an Adjusted Capital Account Deficit as a consequence of an allocation of Net Losses pursuant to Sections 4.3(b) and (c) in excess of the amount, if any, permitted under the first sentence of this Section 4.3(e), the limitation set forth in this Section 4.3(e) shall be applied on a Member-by-Member basis by allocating such excess Net Losses to the other Members in proportion to their respective positive Capital Account balances as modified by the second sentence of the definition of "Adjusted Capital Account Deficit."

(f) The allocations set forth in Sections 4.3(a)-(c) (the "Regulatory Allocations") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Company Distributions. Accordingly, notwithstanding the other provisions of this Article IV, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. The Members intend that over the term of the Company Regulatory Allocations shall be offset by other Regulatory Allocations. In the event a Regulatory Allocation will not be so offset, the Members anticipate that such offset will be accomplished by the Board of Directors specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero.

4.4 Tax Allocations.

(a) The income, gains, losses and deductions of the Company will be allocated for federal, state and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts; except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses and deductions will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect

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to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value. The parties hereto agree to use the remedial method of allocation in applying Code Section 704.

(c) If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-l(b)(2)(iv)(e) or (f) subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) or Section 4.4(b).

(d) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board of Directors taking into account the principles of Treasury Regulation Section 1.704-l(b)(4)(ii).

(e) Allocations pursuant to Section 4.4(b)-(d) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

(f) If there is a change in any Member's Interest for any reason during any Taxable Year, each item of income, gain, loss, deduction or credit of the Company for that Taxable Year shall be assigned pro rata to each day in that Taxable Year in the case of items allocated based on their respective number of Units, and the amount of such item so assigned to any such day shall be allocated to the Member based upon that Member's number of Units at the close of that day. Notwithstanding the foregoing, the net amount of gain or loss realized by the Company in connection with the sale or other disposition of property other than in the ordinary course of business shall be allocated solely to Members having an Interest on the date of such sale or other disposition.

(g) "Excess nonrecourse liabilities" of the Company as used in Treasury Regulation Section 1.752-3(a)(3) shall first be allocated pursuant to the "additional method" described in such section and then to the Class A Members in accordance with their respective number of Units.

4.5 Limitations on Distributions. Notwithstanding anything herein to the contrary, a Member may not receive a Distribution to the extent that, at the time of the Distribution, after giving effect to the Distribution, all liabilities of the Company (other than to Members on account of their Interests and liabilities for which the recourse of creditors is limited to specified property of the Company) exceed the fair value of the assets of the Company (except that property that is subject to a liability for which the recourse of the creditors is limited to such property shall be included in the assets of the Company only to the extent the fair value of such property exceeds that liability).

4.6 Form of Distribution. Except for distributions in respect of the Bauer Preference Amount, no Member has the right to demand or receive any Distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a Distribution of any asset in kind in lieu of a proportionate Distribution of money being made to other Members, and except with respect to a Distribution of an asset in kind pro rata to all of the Members with an Interest or upon a dissolution and the winding up of the Company, no Member may be compelled to accept a Distribution of any asset in kind.

4.7 _Amounts Withheld_. Any amounts withheld with respect to a Member pursuant to any federal, state, local or foreign tax law from a Distribution by the Company to the Member shall be treated as distributed to such Member pursuant to Section 4.1 or 9.2. Any other amount that the Board of Directors determines is required to be paid by the Company to a Governmental Entity with respect to a Member pursuant to any federal, state, local or foreign tax law in connection with any payment to or tax liability (estimated or otherwise) of the Member shall be treated as a loan from the Company to such Member. If such loan is not repaid within thirty (30) days from the date a Director notifies such Member of such withholding, the loan shall bear interest at the Interest Rate from the date of the applicable notice to the date of repayment. In addition to all other remedies the Company may have, the Company may withhold Distributions that would otherwise be payable to such Member and apply such amounts toward repayment of the loan and interest. Each Member shall fully cooperate with the efforts of the Company to determine and comply with its withholding and reporting obligations, and agrees to provide the Company with such information as the Board of Directors may reasonably request in connection therewith.

ARTICLE V
RIGHTS AND DUTIES OF MEMBERS

5.1 _Power and Authority of Members_. Unless delegated such power in accordance with Article VI, no Member, in his, her or its capacity as such, shall have the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company, or to make any expenditures on behalf of the Company. The Members hereby consent to the exercise by the Board of Directors of the powers and rights conferred on it by law and by this Agreement.

5.2 _Voting Rights._ Class A Members shall be entitled to one vote per Class A Unit on all matters presented for or requiring action or approval by Members. Except as otherwise required by the Delaware Act, Class B Members shall not have any voting rights in respect of their Class B Units.

5.3 _Liability of Members_. Except as otherwise required by applicable law or as expressly set forth in this Agreement or in a separate side letter with respect to intellectual property, no Member shall have any personal liability whatever in such Member's capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including without limitation those arising as a member, owner or shareholder of another Person). Under the Delaware Act, a member of a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such member. It is the intent of the Members that no Distribution to any Member pursuant to Article IV or Article IX hereof shall be deemed to constitute money or other property paid or distributed in violation of the Delaware Act, and the Members agree that each such Distribution shall constitute a compromise of the Members within the meaning of Section 18-502(b) of the Delaware Act, and the Member receiving such Distribution shall not be required to return to any Person any such money or property. If, however, any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of the other Members.

5.4 Books and Records.

(a) The Company shall keep at its principal office:

(i) true and full information regarding the status of the business and financial condition of the Company;

(ii) promptly after becoming available, a copy of the Company's federal, state and local income tax returns, if any, for each of the last six Taxable Years;

(iii) a current list of the full name and last known business, residence or mailing address of each Member, his number and class of Units and the dates when he became the record owner thereof (the "Members' Unit Register");

(iv) a current list of the full name and last known business, residence or mailing address of each Director;

(v) a copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of any written powers of attorney pursuant to which this Agreement or the Certificate or any amendments thereto have been executed; and

(vi) true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

(b) Any of the foregoing books, minutes or records may be in written form or in any other form capable of being converted into written form within a reasonable time. Any Member, in person or by attorney or other agent, shall, upon written demand stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Members' Unit Register and the Company's other books and records, and to make copies of extracts therefrom at such Member's sole expense. A proper purpose shall mean any purpose reasonably related to such Person's interest as a Member.

5.5 Information.

(a) The Company shall cause to be delivered to the Board of Directors (1) as soon as available, but in any event within ninety (90) days after the end of each Fiscal Year, a copy of the consolidated balance sheet of the Company and its Subsidiaries as of the end of such Fiscal Year and the related consolidated statements of operations and cash flows of the Company and its Subsidiaries and (2) as soon as available, but in any event not less than thirty (30) days after the end of each fiscal quarter (other than the fourth quarter), the consolidated balance sheet of the Company and its Subsidiaries as at the end of each such period and the related unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for such period.

ARTICLE VI
MANAGEMENT OF THE COMPANY

6.1 Establishment.

(a) There is hereby established a committee of Member representatives (the "Board of Directors") comprised of natural persons (the "Directors") having the authority and duties set forth in this Agreement. Each Director shall be a "manager" of the Company for purposes of the Delaware Act, but, notwithstanding the foregoing, no Director shall have any rights or powers beyond the rights and powers granted to such Director in this Agreement.

(b) The Board of Directors shall be comprised of seven Directors: three designated by the Bauer Group (the "Bauer Directors"), three designated by the Glickman Group (the "Glickman Directors") and one appointed by the Members holding a majority of the Class A Units (the "Independent Director"). Initially, the Bauer Group designates Victor Bauer, Jason Bauer and Harley Bauer as the Bauer Directors, Glickman Group designates Michael Glickman, Ryan Giunta and Lauren Maillian Bias as the Glickman Directors and the Members holding a majority of the Class A Units shall designate the Independent Director on or around January 15, 2013.

(c) The Directors initially designate Victor Bauer as Chairman of the Board of Directors. Victor Bauer shall remain, or a Person designated in the sole discretion of the Bauer Directors shall become, Chairman of the Board of Directors until the Company returns the Bauer Preference Amount to the Bauer Group. Upon return to the Bauer Group of the Bauer Preference Amount, the Chairman of the Board of Directors shall be a Director designated from time to time by the Directors.

(d) The Bauer Group shall designate one of its designated Directors as the "Bauer Co-Manager", and the Glickman Group shall designate one of its designated Directors as a the "Glickman Co-Manager". Harley Bauer is initially designated as the Bauer Co-Manager and Michael Glickman is hereby designated as the Glickman Co-Manager. The Bauer Co-Manager and the Glickman Co-Manager are referred to collectively herein as the "Co-Managers". Harley Bauer, Jason Bauer and Victor Bauer shall be collectively referred to as the "Co-Founders" of the Company and Michael Glickman shall be referred to as the "Founder" of the Company. While serving as Co-Managers pursuant to the terms set forth in this Agreement, neither Harley Bauer nor Michael Glickman shall be permitted to serve as an employee, board member, advisor or consultant for another company or organization; provided that either Co-Manager may serve as a board member or act as an advisor for another company or organization that is not involved in, or poised to enter, the alcoholic spirits industry; provided further that if such Co-Manager serves as a board member or acts as an advisor for another company or organization that is not involved in, or poised to enter, the alcoholic spirits industry, such Co-Manager may receive only stock or some other form of equity in such company or organization as compensation for services performed and under no circumstance shall such Co-Manager receive any salary or cash compensation for services performed from such company or organization.

(e) The Members having the designation rights referenced in subsections (b)-(d) of this Section 6.1 may change their designations at any time and from time to time with or without reason, upon written notice to the Board of Directors, except that the Members changing the Co-Manager designation must receive the consent of the Board of Directors prior to changing such designation.

(f) Notwithstanding anything set forth elsewhere in this Agreement in the event

Michael Glickman resigns, leaves, or is terminated for cause as Glickman Co-Manager pursuant to the terms set forth in his employment agreement with the Company, the following shall occur: (i) the Bauer Directors shall select the new Glickman Co-Manager and (ii) one Glickman Director must resign and the Bauer Directors shall select the new Glickman Director to fill the open Glickman Director seat.

(g) Notwithstanding anything set forth elsewhere in this Agreement, in the event that Harley Bauer resigns, leaves or is terminated for cause as Bauer Co-Manager pursuant to the terms set forth in his employment agreement with the Company, the following shall occur: (i) the Bauer Directors shall select the new Bauer Co-Manager and (ii) one Bauer Director must resign and the new Bauer Co-Manager shall takeover the vacant Bauer Director seat.

6.2 Powers of the Board of Directors.

(a) Except as otherwise expressly provided in this Agreement or as expressly required by a non-waivable provision of the Act, (i) the business, property and affairs of the Company shall be managed exclusively by the Board of Directors, (ii) the Board of Directors shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters, to bind the Company and to perform any and all other actions customary or incident to the management of the Company's business, property and affairs, and (iii) no Member shall have any right or power to participate in the management of the Company or to bind the Company.

(b) Subject to the direction and oversight of the Board of Directors, day-to-day management of the Company shall be vested in the Co-Managers, who may each carry out such management individually; provided, that any Company check or expenditure, individually or in the aggregate (in the case of a related series of expenditures), or any act that would commit the Company, individually or in the aggregate (in the case of a related series of commitments) to make future expenditures, in excess of $1,000.00 shall require the joint written consent of the Co-Managers.

(c) Notwithstanding the preceding subsection (b), neither Co-Manager may cause or commit the Company to take any action that would violate Section 11.3 (Additional Protective Provisions)

6.3 Actions by the Board of Directors.

(a) The Board of Directors shall meet monthly unless otherwise approved by Members holding a majority of the Class A Units, at such places, dates and times as shall be established by the Board of Directors. At such meeting of the Board of Directors, the Directors shall first meet with all investors and advisors that are able to attend in person or via teleconference or similar communications equipment so long as all parties participating can hear one another. Thereafter, the Board of Directors shall meet with the other Directors. Special meetings of the Board of Directors may also be called by the Chairman of the Board or either Co-Manager. Special meetings shall be held at the place, date and time that the Director calling such meeting shall designate in the notice of the meeting. The Directors may participate in any meeting through the use of conference telephones or similar communications equipment as long as all Directors participating can hear one another. A Director so participating is deemed to be present in person at the meeting.

(b) At least five (5) Business Days prior written notice shall be given to the Directors, stating the place, date and time of the meeting, the Director calling the meeting (in the case of a special meeting) and the purpose for which the meeting is called. Notice of a meeting need not be given to any Director who submits a signed waiver of notice, in person or by proxy, whether before, at or after the meeting. All such waivers shall be filed with the Company records or made part of the minutes of the meeting. The attendance of a Director at the meeting without protesting the lack of proper notice shall constitute a waiver of notice by such Director.

(c) With respect to any determination or approval of the Board of Directors, except as otherwise provided herein, the determination by a majority of the Directors shall control. Any action that may be taken by the Directors at a meeting may also be taken without a meeting, if a consent in writing setting forth the action so taken is signed by Directors having sufficient votes to have taken such action at a meeting of the Board of Directors at which all the Directors were present. Consents may be signed in counterparts. The Company shall retain such consents with the books and records of the Company.

6.4 Officers.

(a) Co-Managers. The Co-Managers shall be the executive officers of the Company and shall manage and operate the Company and its business on a day-to-day basis, in accordance with a business plan, the Budgets and other guidelines approved by the Board of Directors from time to time. As part of their duties, the Co-Managers shall prepare and present weekly written Company status reports to the Bauer Group and participate in weekly conference calls with the Bauer Group. Initially, each Co-Manager shall receive compensation from the Company in the amount of $4,500 per month from January 2013 through October 2013. Thereafter, Co-Manager compensation, if any, shall be as set by the mutual consent of the Co-Managers, in their reasonable discretion; provided, that Co-Manager compensation may not exceed $150,000 each in any Fiscal Year without the affirmative consent of a majority of the Board of Directors; provided, further that the Co-Managers shall always both be compensated at the same monthly rate. Subject to the terms and conditions in this Agreement, each Co-Manager shall have the authority to act on behalf of the Company and to interact with third parties as a principal of the Company; provided that a Co-Manager may not make any expense, or incur any indebtedness or obligation on behalf of the Company, in excess of $1,000.00 without the affirmative consent of both Co-Managers.

(b) Other Officers. The Company may have such other individuals as officers (together with the Co-Managers, "Officers"), with such titles duties and responsibilities, as may be designated by the Co-Managers or the Board of Directors. Subject to Section 6.2(c), the compensation of such other Officers shall be fixed by the Co-Managers and approved by the Board of Directors. Any such other Officer may be removed, with or without cause, at any time by the Co-Managers or the Board of Directors. No such other Officer need be a Member or a Director.

6.6 Fiduciary Duties.

(a) Subject to, and as limited by the express provisions of, this Agreement, the Directors and the Officers, in the performance of their duties as such, shall owe to the Members duties of loyalty and due care of the type owed under the laws of the State of Delaware by directors and officers to the common stockholders of a corporation

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incorporated under the laws of the State of Delaware and any other duties required by a non-waivable provision of the Delaware Act. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of a Director or Officer otherwise existing at law or in equity, are agreed by the Members to replace such duties and liabilities of such Director or Officer.

(b) A Director shall not be liable to the Company or its Members for monetary damages for a breach of fiduciary duty as a Director provided, however, that this Section 6.6(b) shall not eliminate or limit the liability of a Director (i) for any breach of such Director's fiduciary duty required pursuant to Section 6.6(a), (ii) for acts or omissions that involve intentional misconduct or a knowing violation of law or (iii) for any transaction from which such Director received any improper personal benefit. The Board of Directors does not, in any way, guarantee the return of any Member's Capital Contribution, Capital Account or a profit for the Members from the operation of the Company. The Board of Directors is not responsible to any Member for the loss of his, her or its investment or a loss in operations, unless such loss shall have been a result of fraud, deceit, gross negligence or a willful and wrongful taking by the Board of Directors. Notwithstanding anything to the contrary, the Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of a Director or any partner, member, director, stockholder, employee or agent of a Director, other than someone who is an employee of the Company or any of its subsidiaries (collectively, "Excluded Parties"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Excluded Party expressly and solely in such Excluded Party's capacity as a Member of the Company.

6.7 Performance of Duties; Liability of Directors and Officers. In performing his or her duties, each Covered Person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports, or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Profits, Losses or special allocations of the Company or any facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid), of the following other Persons or groups: (a) one or more Officers or employees of the Company; (b) any attorney, independent accountant, or other Person employed or engaged by the Company; or (c) any other Person who has been selected with reasonable care by or on behalf of the Company, in each case as to matters which such Covered Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 18-406 of the Delaware Act. No individual who is a Director or an Officer of the Company, or any combination of the foregoing, shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Director or an Officer of the Company or any combination of the foregoing.

6.8 Interested Party Transactions. Without the prior approval of the Board of Directors, neither the Company nor any of its Subsidiaries shall enter into any transaction with any Member of the Company, any Affiliate or any member of the Family Group of such

Member, or any Affiliate of any member of the Family Group of such Member, other than on terms and conditions not less favorable to the Company or such Subsidiary than those which would be obtained in a comparable arm's length transaction with a Person that is not an Affiliate. This Section 6.8 shall not apply to:

(i)   any transaction between the Company and any of its wholly-owned Subsidiaries or between any of the Company's wholly-owned Subsidiaries; or

(ii)   this Agreement or any transaction contemplated under this Agreement; or

(iii)   any priority member loan.

6.9 Indemnification.

(a) Third Party Actions, Suits and Proceedings. Each Covered Person who was or is made a party or is threatened to be made a party to or is involved in or participates as a witness with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he or she, or a Person of whom he or she is the legal representative, is or was a Covered Person, or is or was serving at the request of the Company as a manager, director, officer, employee, fiduciary, or agent of another limited liability company or of a corporation, partnership, joint venture, trust or other enterprise (hereinafter a "proceeding"), shall be indemnified and held harmless by the Company at all times to the fullest extent permitted by the Delaware Act, as in effect from time to time, against all reasonable expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner such Person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which such Person reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding that the Person had reasonable cause to believe that his or her conduct was unlawful.

(b) Actions by the Company. The Company shall indemnify at all times to the fullest extent permitted by the Delaware Act, as in effect from time to time, any Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such Person, or a Person of whom he or she is the legal representative, is or was a Covered Person, or is or was serving at the request of the Company as a manager or director, officer, employee, fiduciary or agent of another limited liability company or of a corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such Person in connection with the defense or settlement of such action or suit if such Person acted in good faith and in a manner such Person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Person is entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) Rights Non-exclusive. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 6.9 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Agreement, any other agreement, any vote of Members or disinterested Directors, or otherwise.

(d) Omitted.

(e) Expenses. Reasonable expenses incurred by any Covered Person described in Section 6.9(a) or in defending a proceeding shall be paid by the Company in advance of such proceeding's final disposition upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

(f) Employees and Agents. Persons who are not covered by the foregoing provisions of this Section 6.9 and who are or were Members, employees or agents of the Company, or who are or were serving at the request of the Company as employees or agents of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

(g) Contract Rights. The provisions of this Section 6.9 shall be deemed to be a contract right between the Company and each Covered Person while this Section 6.9 and the relevant provisions of the Delaware Act or other applicable law are in effect, and any repeal or modification of this Section 6.9 or any such law shall not affect any rights or obligations then existing with respect to any state of facts or proceeding then existing. The indemnification and other rights provided for in this Section 6.9 shall inure to the benefit of the heirs, executors and administrators of any Person entitled to such indemnification. Except as provided in Section 6.9(c) hereof, the Company shall indemnify any such Person seeking indemnification in connection with a proceeding initiated by such Person only if such proceeding was authorized by the Board of Directors.

(h) Merger or Consolidation; Other Enterprises. For purposes of this Section 6.9, references to "the Company" shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its managers, directors, officers, and employees or agents, so that any Person who is or was a manager, director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section 6.9 with respect to the resulting or surviving company as he or she would have with respect to such constituent company if its separate existence had continued.

(i) Definitions. For purposes of this Section 6.9, references to "other

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enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a Person with respect to any employee benefit plan; and references to "serving at the request of the Company" shall include any service as a manager, director, officer, employee or agent of the Company that imposes duties on, or involves services by, such manager, director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a Person who acted in good faith and in a manner such Person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Section 6.9.

(j) No Member Recourse. Anything herein to the contrary notwithstanding, any indemnity by the Company relating to the matters covered in this Section 6.9 shall be provided out of and to the extent of Company assets only and no Member (unless such Member otherwise agrees in writing or is found in a final decision of a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

6.10 Budget. At least thirty (30) days before the beginning of each Fiscal Year commencing after the date hereof, the Co-Managers shall prepare a proposed Budget for the Company for such Fiscal Year, setting forth the projected revenues and expenditures of the Company for such Fiscal Year, its projected cash position as of the beginning and end of such Fiscal Year and amount and timing of any cash needs for such Fiscal Year. Such Budget shall be submitted to the Board of Directors for approval pursuant to Section 11.3(a). The Board of Directors shall approve or reject a proposed Budget within ten (10) Business Days of receipt thereof, and if it is rejected shall indicate the reasons therefor. If the proposed Budget is not approved by the Board of Directors within such period, the Co-Managers shall promptly revise the proposed Budget and resubmit it to the Board of Directors for approval, until so approved. Prior to such approval, the Budget for the prior Fiscal Year shall be deemed to be the Budget. The Budget for the Fiscal Year including the date hereof shall be as mutually agreed upon by the Co-Managers.

ARTICLE VII
TAX MATTERS

7.1 Preparation of Tax Returns. The Co-Managers shall arrange for the preparation and timely filing of all returns required to be filed by the Company. Each Member will upon request supply to the Co-Managers all pertinent information in its possession relating to the operations of the Company necessary to enable the Company's returns to be prepared and filed.

7.2 Tax Elections. The Taxable Year shall be the Fiscal Year unless the Board of Directors shall determine otherwise in its sole discretion and in compliance with applicable laws. The Board of Directors shall, in its sole discretion, determine whether to make, modify or revoke any available election pursuant to the Code or other tax law with respect to the Company and its Subsidiaries. Each Member will upon request supply any information necessary to give proper effect to such election.

7.3 Tax Controversies. Harley Bauer is hereby designated the Tax Matters Partner for the Company. The Tax Matters Partner is authorized to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services reasonably incurred in connection therewith, provided that the Tax Matters Partner shall act as a fiduciary for each other Member. Each Member agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner with respect to the conduct of such proceedings. The Tax Matters Partners shall keep all Members reasonably informed of the progress of any examinations, audits or other proceedings. The Tax Matters Partner is authorized to take any action contemplated by Sections 6221 through 6232 of the Code without the consent of any Member except to the extent that any action is left to the determination of an individual Member under such Sections, subject to the consultation and information requirements described above.

7.4 <u>Tax Allocations</u>. All matters concerning allocations for United States federal, state, and local and non-United States income tax purposes, including accounting procedures, not expressly provided for by the term of this Agreement shall be determined in good faith by the Board of Directors.

7.5 <u>754 Election</u>. The Company shall make an election under Section 754 of the Code (and any corresponding election under state, local and foreign tax Law) with respect to 2013 (the Company's first Taxable Year) (a "<u>Section 754 Election</u>") unless notified to the contrary in writing by a Co-Manager, with respect to the purchase and sale of the Units effected pursuant to that certain Unit Purchase Agreement of even date herewith among the Company and the holders of Class A Units, and shall file all statements reasonably requested by such Co-Manager to give effect to such election; <u>provided</u>, that decisions regarding allocations relating to such Section 754 Election shall be made jointly by the Co-Managers. None of the Company, its Subsidiaries and its Members or their respective Affiliates shall take any action or permit to be taken any action that would cause such Section 754 Election to become void or invalid.

ARTICLE VIII
TRANSFER OF UNITS; SUBSTITUTE MEMBERS

8.1 <u>Restrictions on Transfers.</u>

(a) <u>Transfer Restrictions</u>. Except as set forth in <u>Section 8.1(b)</u>, no Member shall directly or indirectly Transfer any Equity Securities or interests in the Company or permit a Transfer of an equity interest in such Member.

(b) <u>Permitted Transfers</u>. The restriction set forth in <u>Section 8.1(a)</u> shall not apply with respect to any Transfer of Equity Securities or interests in the Company by any Member or transfer of equity in a Member: (i) in the case of an individual owner, pursuant to applicable laws of descent and distribution or among such individual's Family Group, provided that in each case (other than death) such individual retains control over voting and disposition of such equity interest, (ii) in the case of an individual, to an entity that is wholly owned by such individual, (iii) in the case of a partnership, limited liability company or trust, to the partners, members or beneficiaries of such owner, (iv) to any federally tax-exempt organization, (v) to any other Person with the prior approval of the Board of Directors, which may be withheld, delayed or conditioned in its sole discretion; (vi) with respect to the transfer of any unvested Equity Securities from Michael Glickman to the Company pursuant to the terms set forth in Section 2 of that certain Membership Interest Purchase Agreement by and among the Company and Michael Glickman dated as of the date hereof; and (vii) any transfers of Equity Securities pursuant to the terms set forth in the Side Letter

Agreement dated as of the date hereof by and among the Company, the Bauer Group and Michael Glickman (Persons described in clauses (i)-(iv) above being such Member's "Permitted Transferees"); provided that, in the case of a Transfer to a Permitted Transferee, the restriction contained in Section 8.1(b) shall continue to be applicable to the Units after any such Transfer; and provided, further, that the Transferee(s) of Units shall have agreed in writing to be bound by the provisions of this Agreement and the expenses pursuant to Section 8.6 are paid. Notwithstanding the foregoing, no party hereto shall avoid the provisions of this Agreement by making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such party's interest in any such Permitted Transferee.

8.2 Void Transfers. Any Transfer by any Member of any Units or other interest in the Company or equity in a Member in contravention of this Agreement shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any Profits, Losses, special allocations or Distributions of the Company or any other rights of a Member or holder of Units.

8.3 Substituted Member.

(a) A Transferee of any Units or other interest in the Company (or any portion thereof), in accordance with the provisions of this Article VIII, shall be admitted to the Company as a Member (a "Substituted Member") entitled to all the rights of a Member with respect to such Transferred Units or interest if and only if (i) the assignor gives the Transferee such right, (ii) either the Transferee is a Permitted Transferee or the Board of Directors has granted its prior written consent to such Transfer and substitution and (iii) the Transferee has agreed in writing to be bound by the provisions of this Agreement.

(b) The Company shall be entitled to treat the record owner of any Units or other interest in the Company as the absolute owner thereof and shall incur no liability for Distributions made in good faith to such owner until such time as a written assignment of such Units or other interest in the Company, which assignment is consented to by the Board of Directors, is permitted pursuant to the terms and conditions of this Article VIII, has been received and accepted by the Board of Directors, has been recorded on the books of the Company and all fees and expenses set forth in Section 8.6 have been paid.

(c) Upon the admission of a Substituted Member, the Schedule of Members attached hereto shall be amended to reflect the Transfer to the Substituted Member.

8.3 Effect of Assignment. Following an assignment of an Interest in the Company that is permitted under this Article VIII, the Transferee of such Interest who is admitted as a Member shall be treated as having made all of the Capital Contributions in respect of, and received all of the allocations and Distributions received in respect of, such Interest (including for purposes of computing the Cumulative Tax of such Transferee), shall succeed to the Capital Account associated with such Interest and any Permitted Transferee (whether or not admitted as a Member) shall receive allocations and Distributions under Article IV and Article IX in respect of such Interest as if such Transferee were a Member.

8.4 Additional Transfer Restrictions.

(a) Notwithstanding any other provisions of this Article VIII, no Transfer of Units or any other interest in the Company may be made (i) to a minor or incompetent, (ii) without the consent of the Board of Directors if such Transfer would cause a termination of the Company for federal income tax purposes under Code Section 708(b)(l)(B), or (iii) unless in the opinion of counsel (who may be counsel for the Company), reasonably satisfactory in form and substance to the Board of Directors (which opinion may be waived, in whole or in part, at the discretion of the Board of Directors), such Transfer would not (A) violate any federal securities laws or any state securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the interest to be Transferred, (B) cause the Company to be required to register as an "investment company" under the United States Investment Company Act of 1940, as amended, or (C) cause the Company to have more than 100 partners (within the meaning of Treasury Regulation Section 1.7704-l(h), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3)).

(b) The Company may require any Transferee of Units to make representations and warranties to the Company, in form and substance satisfactory to the Company, regarding matters related to investor suitability and investor objectives as a condition to permitting such Transfer.

8.5 Legend. All Units issued, to the extent issued in certificated form, shall bear the following legend:

"THE UNITS REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [DATE OF ISSUANCE], 2013 AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION UNDER THE ACT OR STATE ACTS OR AN EXEMPTION THEREFROM. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE LIMITED LIABILITY COMPANY AGREEMENT, DATED AS OF JANUARY 9, 2013, AS AMENDED, MODIFIED OR RESTATED FROM TIME TO TIME, GOVERNING THE ISSUER (THE "COMPANY") AND BY AND AMONG THE COMPANY AND THE MEMBERS OF THE COMPANY. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE."

8.6 Transfer Fees and Expenses. The Transferor and Transferee of any Units or other interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

8.7 Effective Date. Any Transfer of Units and any related admission of a Person as a Member in compliance with this Article VIII shall be deemed effective on such date that the

Transferee or successor in interest complies with the requirements of this Agreement.

8.8 Effect of Incapacity. Except as otherwise provided herein, the incapacity, disability or death of a Member shall not dissolve or terminate the Company. In the event of such incapacity, disability or death, the executor, administrator, guardian, trustee or other personal representative of the incapacitated Member shall be deemed to be the Transferee of such Member's interest and may, subject to the terms and conditions set forth in Section 8.3, become a Substituted Member.

ARTICLE IX
DISSOLUTION AND LIQUIDATION

9.1 Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members. The Company shall dissolve, and its affairs shall be wound up upon the first of the following to occur:

(a)   the affirmative vote of the Board of Directors;

(b)   the sale, lease, transfer or other disposition in one or more of a series of related transaction of all or substantially all of the Company's assets; or

(c)   the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Delaware Act.

Except as otherwise set forth in this Section 9.1, the Company is intended to have perpetual existence. The withdrawal of a Member shall not cause a dissolution of the Company, and the Company shall continue in existence subject to the terms and conditions of this Agreement.

9.2 Liquidation and Termination

(a)   On the dissolution of the Company, the Board of Directors shall act as liquidator or (in its sole discretion) may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final Distributions as provided herein and in the Delaware Act. The costs of liquidation shall be borne as a Company expense. Until final Distribution, the liquidators shall continue to operate the Company with all of the power and authority of the Board of Directors. The steps to be accomplished by the liquidators are as follows:

(i) the liquidators shall pay, satisfy or discharge from Company funds all of the priority member loans first, and then all other debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine);

(ii) after payment or provision for payment of all of the Company's liabilities has been made in accordance with Section 9.2(a)(i), all remaining assets of the Company shall be distributed (x) first, 100% to the Bauer in an amount equal to the Bauer Preference Amount that has not been previously paid pursuant to this clause (x), and (y) second, 100% to the Members in accordance with their respective number of Units; except that the amount otherwise distributable under this clause (y) with respect to any

Class B Unit shall be reduced by the Net Unit Liquidation Value of such Unit, and the total reduction in amounts distributed as described in the first clause of this sentence shall be re- distributed ratably to the Members based on the aggregate number of such Units held by each Member, subject to the same limitation. Distributions made pursuant to Article IV shall not reduce amounts distributable pursuant to clause (x) of this Section 9.2(a)(ii); and

(iii) any non-cash assets that are distributed to a Member will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Section 4.2. In making such Distributions, the liquidators shall allocate each type of asset (e.g., cash or cash equivalents, securities or other property) among the Members ratably based upon the aggregate amounts to be distributed with respect to the Units held by each such holder.

(b)   The Distribution to a Member in accordance with the provisions of this Section 9.2 constitutes a complete return to the Member of its Capital Contributions and a complete Distribution to the Member of its interest in the Company and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of the Delaware Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

ARTICLE X
CERTAIN AGREEMENTS

10.1   Exit Right. At any time after the third anniversary of the date hereof, either Class A Member (the "Exit Right Offeror") may sell and Transfer his Class A Units to one or more third parties, none of which is an Affiliate of such Class A Member, (collectively, the "Transferee") in accordance with this Section 10.1 and notwithstanding the restrictions set forth in Section 8.1 hereof or otherwise.

(a)   Exit Right Offeror shall give written notice (the "Seller Notice") to the other Class A Members (the "Non-Offering Class A Members") of the proposed Transfer. The Seller Notice shall (i) specify the number of Class A Units to be Transferred (the "Offered Class A Units"), the identity of the proposed Transferee, the consideration to be received therefore and the other material terms on which Exit Right Offeror proposes to Transfer the Offered Class A Units and (ii) contain the offer described in Section 10.l(c). Non-Offering Class A Members shall not, directly or indirectly, disclose to any third party such information except to his counsel and professional advisors, including the filing of any tax returns, and the Directors, or by order of a court or tribunal of competent jurisdiction or if required by law.

(b)   Exit Right Offeror shall offer to sell (the "First Option") the Offered Class A Units to the Company at the same price per Unit and for consideration consisting of (A) cash equal to the amount of cash proposed to be paid and (B) if applicable, any cash or non-cash consideration proposed to be paid in the Seller Notice. The decision whether or not the Company will accept the First Option in whole or in part shall be made by the Board of Directors and the Company shall give Exit Right Offeror written notice of such determination on or prior to the tenth (10th) day after delivery of the Seller Notice (the "First Option Period")

(c)   If the First Option is accepted in a manner such that all of the

Offered Class A Units are to be purchased, the Class A Seller shall sell and Transfer all such Class A Units to the Company and the Company shall accept and purchase all such Class A Units within 60 days after the date such offer is accepted by the Company against delivery by the purchasers of the consideration payable to Exit Right Offeror as set forth in the Seller Notice.

(d)   If the First Option is declined or not accepted by the Company prior to the expiration of the First Option Period, the Non-Offering Class A Members shall have ten (10) business days following the termination of the First Option Period to deliver to Exit Right Offeror a written response stating Non-Offering Class A Members' intention to either purchase the Offered Class A Units or sell the Non-Offering Class A Members' corresponding interest to Exit Right Offeror, as the case may be, at the purchase price and on the payment terms specified in the Seller Notice (the "Second Option"). The Parties shall have an additional sixty (60) days to close such transaction.

(e)   Unless, through exercise under the First Option or Second Option whereby all of the Offered Class A Units are to be acquired by the Company or the Non-Offering Class A Members' respectively, Exit Right Offeror may Transfer to the Transferee without restriction, except as set forth in Section 8.5 hereof, all (but not less than all) of the Offered Class A Units in accordance with the terms set forth in the Seller Notice (including upon terms none of which is materially more favorable to the Transferee than originally set forth, and only to the Transferee identified, in the Seller Notice); provided, such sale is consummated within one-hundred twenty (120) days after the date of the Seller Notice.

(f)   Upon a sale of the Offered Class A Units pursuant to the foregoing clause (e), the Transferee shall be admitted as a Member(s) of the Company and substituted as a Member(s) in respect of the Class A Units so Transferred.

(g)   If the sale set forth in the Seller Notice, pursuant to Section 10.1, is not consummated within such time, any of the terms is materially more favorable to Transferee or the Transferee changes, the Class A Units shall again become subject to the restrictions and procedures set forth herein, including in this Section 10.1.

The Company hereby agrees to enter into a non-disclosure agreement, on customary and reasonable terms, with the proposed Transferee as identified by Exit Right Offeror, which shall permit disclosure to such Transferee's financing sources and advisors so as Transferee agrees to be liable for breaches by such financing sources and advisors as if they were a party to such agreement.

10.2   Omitted.

10.3   Omitted.

10.4   Employment Agreements. The Company shall require all key employees to execute and deliver a standard terms of employment agreement (including non-competition, non-solicitation, non-disclosure and assignment of inventions), which agreements shall have a term including such employee's period of service for the Company and lasting at least one year thereafter, in each case in substantially the form approved by the Board of Directors.

ARTICLE XI
GENERAL PROVISIONS

11.1   Power of Attorney. Each Member hereby constitutes and appoints the Board of Directors and the liquidators, with full power of substitution, as his, her or its true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) this Agreement, all certificates and other instruments and all amendments thereof in accordance with the terms hereof that the Board of Directors deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (b) all instruments that the Board of Directors deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (c) all conveyances and other instruments or documents that the Board of Directors or the liquidators deem appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (d) all instruments relating to the admission, withdrawal or substitution of any Member pursuant to Article III or Article VIII. The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member and the Transfer of all or any portion of his, her or its Units and shall extend to such Member's heirs, successors, assigns and personal representatives.

11.2   Amendments. Any amendment to this Agreement (including to this Section 11.2 and the Schedules hereto) shall be adopted and be effective as an amendment hereto if it is approved by the holders of a majority of the Class A Units, except to amend the Schedule of Members in accordance with this Agreement.

11.3   Additional Protective Provisions of the Board of Directors. The Company shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the Board of Directors:

(a)   approve of the Company's Budget;

(b)   make any expenditure in excess of $50,000 above the amount included in the Budget;

(c)   incur indebtedness for borrowed money or issue debt securities in excess of $50,000;

(d)   acquire, purchase or enter into capital leases for assets;

(e)   make investments other than in short-term, liquid securities;

(f)   issue Equity Securities, except pursuant to the Equity Incentive Plan;

(g)   execute, amend or modify the Equity Incentive Plan or establish the Fair Market Value of Class B Units granted pursuant thereto;

(h)   change the Company's line of business, acquire another business and/or create any Subsidiaries, other than any Subsidiaries existing as of the date hereof;

(i)   amend this Agreement or the Certificate;

(j)   commence any bankruptcy proceeding;

(k)   engage in any extraordinary corporate transactions, including a Sale of the Company, the licensing of all or a substantial portion of the Company's assets and/or intellectual property rights or the dissolution, liquidation and winding up of the Company;

(l)   settle any claim or litigation for any amount in excess of $50,000;

(m)   agree or commit to do any of the foregoing or causing or permitting any Subsidiary to do any of the foregoing.

11.4   No Right of Partition. No Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property or the right to own or use particular or individual assets of the Company.

11.5   Remedies. Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies that such Person has been granted at any time under any other agreement or contract and all of the rights that such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

11.6   Successors and Assigns.   All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not.

11.7   Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11.8   Counterparts. This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which shall be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto. Executed counterparts hereto may be delivered via facsimile or electronic mail.

11.9   Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

11.10   Applicable Law; Attorneys' Fees. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the substantive laws of any jurisdiction other than the State of Delaware. Any dispute relating hereto shall be heard in the state or federal courts of Delaware, and the parties agree to jurisdiction and venue therein. If a suit, action, arbitration or other proceeding of any nature whatsoever is instituted in connection with any controversy arising out of this Agreement or to interpret or enforce any rights under this Agreement, the prevailing party is entitled to recover reasonable attorneys' fees in addition to any other available remedy.

11.12   Addresses and Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid) in time for designating next day or next Business Day delivery, (iii) one Business Day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four Business Days after being mailed in the United States to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed as follows: if to the Company, to the address of the Company set forth in this Agreement and if to a Member or Director, to the address set forth on the Schedule of Members; provided, that, a copy of any notice delivered to the Michael Glickman or his Affiliates also shall be delivered to Whitehouse Law, PLLC, 40 Worth St., 10th Floor, New York, NY 10013 Attn: Nathan Whitehouse (e-mail: nlwhitehouse@whitehouselaw.com) and a copy of any notice delivered to a Bauer Investor shall be delivered to The Forefront Law Group, 72 Madison Avenue, Floor 11, New York, NY Attn: Jason Gabbard (e-mail: jgabbard@the-forefront.com). Any party hereto may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth. A party's notice may be given by its authorized counsel on such party's behalf.

11.13   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, special allocations, Distributions, capital or property other than as a secured creditor.

11.14   Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

11.15   Further Action. The parties agree to execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

11.16   Offset. Whenever the Company is to pay any sum to any Member or any Affiliate thereof, any amounts that such Member or such Affiliate, respectively, owes to the Company may be deducted from that sum before payment.

11.17   Entire Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

11.18   Survival. Section 6.9 shall survive and continue in full force in accordance with its terms, notwithstanding any termination of this Agreement or the dissolution of the Company.

11.19   Confidentiality. By executing this Agreement, each Member expressly agrees to maintain, for so long as such Person is a Member and for two years thereafter, the confidentiality of, and not to disclose to any Person other than the Company, another Member or a Person designated by the Company or any of their respective financial planners, accountants, attorneys or other advisors, any information relating to the business, financial structure, financial position or financial results, clients or affairs of the Company or any of its Subsidiaries that shall not be generally known to the public, except as otherwise required by law, by any regulatory or self-regulatory organization having jurisdiction, any subpoena or other legal process to make information available to the Persons entitled thereto and except in the case of any Member who is employed by the Company or its Subsidiaries, in the ordinary course of his or her duties; provided, however, that a Member may report to its stockholders, limited partners, members or other owners, as the case may be, regarding the general status of its investment in the Company (without disclosing specific confidential information).

[END OF PAGE - SIGNATURE PAGES FOLLOW]

COMPANY SIGNATURE PAGE

IN WITNESS WHEREOF, the Company has caused this Limited Liability Company Agreement to be executed by its duly authorized officer as of this 9th day of January, 2013.

POPSHOTS LLC



By: _____
Name: Harley Bauer
Title: Co-Manager



By: _____
Name: Michael Glickman
Title: Co-Manager

MEMBER SIGNATURE PAGE

This page constitutes the signature page for the following Members to the Limited Liability Company Agreement of Popshots LLC, in which the undersigned shall be admitted as Members upon execution.

MICHAEL GLICKMAN



_____

BAUER FAMILY TRUST



_____
Name: Victor Bauer
Title: Trustee

BAUER77 LLC



_____
Name: Harley Bauer
Title: Managing Member

BAUER ADVISORS LLC



_____
Name: Jason Bauer
Title: Managing Member

SCHEDULE OF MEMBERS

Name, Address and E-mail of Member	Capital Contribution	Units
Class A Members		Class A Units
Bauer Family Trust Attention: Victor Bauer 254 East 68th St #26B NYC 10065 vic@bauergr.com	$200,000 in cash, as follows: $50,000 on January 9, 2013 to be held in escrow pursuant to a separate escrow agreement; $16,666.67 in cash on January 9, 2013; $66,666.67 in cash in two separate installments on or before June 1, 2013.	150,000
Bauer77 LLC Attention: Harley Bauer 2 Cooper Sq #4L NY, NY 10003 harleybauer@gmail.com	$200,000 in cash, as follows: $50,000 on January 9, 2013 to be held in escrow pursuant to a separate escrow agreement; $16,666.66 in cash on January 9, 2013; $66,666.66 in cash in two separate installments on or before June 1, 2013	150,000
Bauer Advisors LLC Attention: Jason Bauer 196 East 75th Street Apt. 3B New York, NY 10021	$200,000 in cash, as follows: $50,000 on January 9, 2013 to be held in escrow pursuant to a separate escrow agreement; $16,666.66 in cash on January 9, 2013; $66,666.66 in cash in two separate installments on or before June 1, 2013	150,000
Glickman Investor Attention: Michael Glickman East 14th Street Apt 1001 New York, NY 10003 Michael@popshots.com	Intellectual Property which will be contributed by the Glickman Investor	450,000 to be vested pursuant to the terms set forth in the Glickman Investor's Membership Interest Purchase Agreement
Class B Members		**Class B Units**

4

EXHIBIT A

2013 Equity Incentive Plan Terms

SELECTION OF CLASS B PARTICIPANTS

The Class B Units available for grant under the Equity Incentive Plan shall be allocated as follows:

- Up to 50,000 Class B Units may be granted to eligible individuals and entities selected by the Glickman Co-Manager with the consent of the Bauer Co-Manager (which consent shall not be unreasonably withheld), with the following Class B Units to be granted as follows:

  - Up to 5,000 Class B Units to Mark Christou

  - Up to 10,000 Class B Units to Ryan Giunta

  - Up to 5,000 Class B Units to Jeff Frumin

  - Up to 7,500 Class B Units to Robert Stephanian

  - Up to 10,000 Class B Units to Lauren Maillian

- Up to 50,000 Class B Units may be granted to eligible individuals and entities selected by the Bauer Co-Manager with the consent of the Glickman Co-Manager (which consent shall not be unreasonably withheld).